As filed with the Securities and Exchange Commission on May 25, 2023

Securities Act File No. 333-266053

Investment Company Act File No. 811-23815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ POST-EFFECTIVE AMENDMENT NO. 1

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ AMENDMENT NO. 1

CALAMOS AKSIA ALTERNATIVE CREDIT AND INCOME FUND

(Exact name of Registrant as Specified in Charter)

2020 Calamos Court

Naperville, Illinois 60563

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (630) 245-7200

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

(Name and Address of Agent for Service)

Copies to:

J. Christopher Jackson, Esq.

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Maya Fishman, Esq.

Aksia LLC

599 Lexington Avenue, 37th Floor

New York, NY 10022

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-266053.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-266053 and 811-23815) of Calamos Aksia Alternative Credit and Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25.

(2) Exhibits.

(a)	(1) Certificate of Trust (2). (2) Declaration of Trust (2). (3) Amended and Restated Agreement and Declaration of Trust (3).

(b)	Bylaws (3).
(c)	Not applicable.
(d)	Multiple Class Plan Pursuant to Rule 18f-3 (4).
(e)	Dividend Reinvestment Plan (3).
(f)	Not applicable.

(g)	(1) Investment Advisory Agreement between the Registrant and Advisor (4). (2) Sub-Advisory Agreement between the Registrant, Advisor, and Sub-Advisor (4).

(h)	(1) Distribution Agreement between the Registrant and Calamos Financial Services LLC (3). (2) Distribution and Shareholder Services Plan (3).

(i)	Not applicable.
(j)	Custodian Agreement (3).
(k)	Expense Limitation and Reimbursement Agreement (1).
(l)	Opinion and Consent of Dechert LLP (4).
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm (4).
(o)	Not applicable.

(p)	(1) Form of Subscription Agreement (3).

(q)	Not applicable.

(r)	(1) Joint Code of Ethics of the Registrant and Advisor (4).

(s)	(1) Powers of Attorney (3). (2) Calculation of Filing Fee Tables (2). (3) Calculation of Filing Fee Tables (3).

(1)	Filed herewith.
(2)	Incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-266053, filed on July 7, 2022.
(3)	Incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-266053, filed on March 2, 2023.
(4)	Incorporated by reference from Registrant's Registration Statement on Form N-2, SEC File No. 333-266053, filed on May 8, 2023.

Item 26. Marketing Arrangements

Reference is made to the Distribution Agreement, which is included as Exhibit (2)(h)(1) hereto.

Item 27. Other Expenses of Issuance and Distribution

Advisor and Sub-Advisor are paying 50/50 Organization and Offering Costs.

Item 28. Persons Controlled by or Under Common Control with the Registrant

No person is directly or indirectly controlled by or under common control with the Registrant. The Advisor was formed under the laws of the State of Delaware. Additional information regarding the Advisor is set out in its Form ADV, as filed with the Securities and Exchange Commission (File No. 801-29688).

Item 29. Number of Holder of Securities

Set forth below is the number of holders of securities of the Registrant as of February 15, 2023:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class A	0
Shares of Beneficial Interest, Class C	0
Shares of Beneficial Interest, Class I	1
Shares of Beneficial Interest, Class M	0

Item 30. Indemnification

Reference is made to Article 5.2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust filed as Exhibit (2)(a)(3) to this Registration Statement (the “Declaration of Trust”). Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the Advisor, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the Advisors, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the Advisors, officers or controlling persons, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), contained in that release remains in effect. The Registrant, in conjunction with the Advisors and the Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Advisor

The Advisor serves as the investment advisor to the Registrant and is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which the Advisor, and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Advisor’s Form ADV (File No. 801-126417), as filed with the SEC and incorporated herein by reference.

The Sub-Advisor serves as the investment sub-advisor to the Registrant and is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which the Sub-Advisor, and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Sub-Advisor’s Form ADV (File No. 801-67661), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the office of the Registrant’s administrator, UMB Fund Services, Inc., and custodian, UMB Bank, n.a., except for certain transfer agency records which are maintained by UMB Fund Services, Inc.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of its Shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability under the Securities Act to any purchaser:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not applicable.

(5)	Not applicable.

(6)

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naperville and State of Illinois on the 25th day of May, 2023.

CALAMOS AKSIA ALTERNATIVE CREDIT AND INCOME FUND (A Delaware statutory trust)

By:	/s/ J. Christopher Jackson
J. Christopher Jackson
Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Koudounis	Trustee	May 25, 2023

John Koudounis

/s/ Jim Vos	Trustee	May 25, 2023

Jim Vos

/s/ Bjorn Forfang	Trustee	May 25, 2023

Bjorn Forfang

/s/ Sharmila Kassam	Trustee	May 25, 2023

Sharmila Kassam

/s/ John Neal	Trustee	May 25, 2023

John Neal

*By	/s/ J. Christopher Jackson
J. Christopher Jackson
Attorney-in-Fact pursuant to Powers of Attorney